FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of April 2013

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports Fourth Quarter and Full Year Financial Results
2.	Nomura Announces Year-end Dividend Payment
3.	Nomura to Issue Stock Options (Stock Acquisition Rights)
4.	Nomura Approves Share Buyback Program

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 26, 2013	By:	/s/ Eiji Miura
Eiji Miura
Senior Managing Director

Nomura Reports Fourth Quarter and Full Year Financial Results

•	Strong finish to year with pretax and net income at highest levels since quarter ended March 2006

•	Retail had its best quarter at pretax level since December 2005 and reported solid gains in total sales and client assets underpinned by stock market rally

•	Asset Management saw assets under management rise by 10% supported by market rally and renewed risk appetite among investors

•	Wholesale revenues driven by Fixed Income and strong quarter from Japan businesses; Strongest net revenue since quarter ended December 2009

•	Robust financial position with total capital ratio of 13.8% and Tier 1 capital ratio of 11.7% under Basel 3

Tokyo, April 26, 2013—Nomura Holdings, Inc. today announced its consolidated financial results for the fourth quarter and full year ended March 2013.

Net revenue for the fourth quarter was 653.6 billion yen (US$6.9 billion)1, a 68 percent increase on the previous quarter and 31 percent higher than the same quarter last year. Income before income taxes was 169.7 billion yen (US$1.8 billion), up 13.1 times quarter on quarter and 179 percent year on year. Net income attributable to Nomura Holdings shareholders was 82.4 billion yen (US$875 million), an increase of 4.1 times over the third quarter and 3.7 times compared to the fourth quarter last year.

For the full year period, Nomura reported net revenue of 1.8 trillion yen (US$19.3 billion), income before income taxes of 237.7 billion yen (US$2.5 billion), and net income attributable to Nomura Holdings shareholders of 107.2 billion yen (US$1.1 billion).

“We finished the year strongly with all three business divisions profitable in the fourth quarter. Group-wide pretax income and net income were at their highest levels since the quarter ended March 2006,” said Koji Nagai, Nomura’s Group CEO. “Pretax and net income also jumped on a full year basis, driven higher by stronger revenues in the second half of the year, progress in cost cutting efforts, and a reduction in risk assets.

“Retail reported significantly higher revenues as our consulting-based sales approach helped grow both client assets and total sales. Asset Management expanded its product offering and delivered stable earnings. In Wholesale, Fixed Income remained the key revenue driver and the improved environment in Japan contributed to revenue growth.

“Looking ahead, we will maintain our focus on reducing costs and delivering stable earnings. By putting our clients at the center of everything we do, we aim to provide high value-added solutions and contribute to economic growth as Asia’s global investment bank.”

[1]

US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 94.16 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 29, 2013. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

Divisional Performance

Retail

	FY2012/13 Q4	QoQ	YoY
Net revenue	Y138.7bn	+45%	+50%
Income before income taxes	Y57.2bn	+182%	+182%

Retail reported net revenue of 138.7 billion yen, an increase of 45 percent from the prior quarter and 50 percent compared to the same period last year. Income before income taxes rose 182 percent quarter on quarter and year on year to 57.2 billion yen, marking the strongest quarter since the three months ended December 2005.

Nomura saw strong growth in sales of equities and stock investment trusts during the quarter with total retail sales increasing 69 percent compared to the previous three months. Retail client assets grew by 10 trillion yen from December to 83.8 trillion yen.

Asset Management

	FY2012/13 Q4	QoQ	YoY
Net revenue	Y18.3bn	-3%	+16%
Income before income taxes	Y3.9bn	-46%	-5%

Asset Management net revenue declined 3 percent quarter on quarter and increased 16 percent year on year to 18.3 billion yen. Income before income taxes was 3.9 billion yen, a decline of 46 percent from the prior quarter and 5 percent over the same period last year.

Fourth quarter revenues were roughly in line with the strong third quarter that included performance fees and dividends, while the decline in income before income taxes is mainly attributable to a one-off charge related to the revaluation of assets held. Net assets under management increased by 10 percent to 27.9 trillion yen.

The investment trust business reported inflows into Japan stock and high dividend stock investment trusts on the back of higher risk appetite among investors. The investment advisory business continued to win mandates for a diverse range of products.

Wholesale

	FY2012/13 Q4	QoQ	YoY
Net revenue	Y196.9bn	+4%	+24%
Income before income taxes	Y35.7bn	-20%	3x

Wholesale reported fourth quarter net revenue of 196.9 billion yen, an increase of 4 percent from the previous quarter and 24 percent compared to the same quarter last year. Income before income taxes was 35.7 billion yen, down 20 percent quarter on quarter, but up 3 times year on year.

In Global Markets, Fixed Income revenues remained strong, while revenues in Equities rebounded during the quarter. Fixed Income had a good quarter in Japan due to the changing macro environment. Although the international business slowed from a strong third quarter, revenues continued to climb steadily year over year. In Equities, market turnover recovered in Japan and other major markets, driving up client revenues by 37 percent. Trading revenues were also robust driven by the rise in major market indices.

Investment Banking reported its highest gross revenues in Japan in eight quarters driven by J-REIT ECM deals and large DCM transactions.

Internationally, despite a challenging fee pool environment, Nomura executed a diverse range of transactions such as M&A and solutions primarily for financial institutions and financial sponsors. Leveraged finance revenues in the Americas also grew during the quarter.

Financial Position

Nomura maintains a robust financial position and a healthy balance sheet. As of the end of March, Nomura’s total capital ratio was 13.8 percent and its Tier 1 ratio was 11.7 percent under Basel 3. Nomura had total assets of 37.9 trillion yen and shareholders’ equity of 2.3 trillion yen. Gross leverage was 16.5 times and net leverage was 10.4 times. All figures are on a preliminary basis.

Dividend

Nomura today also declared a year-end dividend of 6 yen per share to shareholders of record as of the end of March 2013. The dividend will be paid on June 3, 2013. Accordingly, the annual dividend for the year ended March 2013 will total 8 yen per share.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is a leading financial services group and the preeminent Asia-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura has a unique understanding of Asia that enables the company to make a difference for clients through three business divisions: retail, asset management, and wholesale (global markets and investment banking). For further information about Nomura, please visit www.nomura.com.

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2013 Nomura Holdings, Inc. All rights reserved.

2.	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.	This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

Nomura Announces Year-end Dividend Payment

Tokyo, April 26, 2013—Nomura Holdings, Inc. today declared a year-end dividend of 6 yen per share to shareholders of record as of March 31, 2013. The dividend will be paid on June 3, 2013. The annual dividend for the year ended March 2013 will total 8 yen per share.

Recent dividends

	Annual Dividend	Q1	Q2	Q3	Q4
2012	JPY6.0		JPY4.0		JPY2.0
2013	JPY8.0		JPY2.0		JPY6.0

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is a leading financial services group and the preeminent Asia-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura has a unique understanding of Asia that enables the company to make a difference for clients through three business divisions: retail, asset management, and wholesale (global markets and investment banking). For further information about Nomura, please visit www.nomura.com.

Nomura to Issue Stock Options (Stock Acquisition Rights)

Tokyo, April 26, 2013—Nomura Holdings, Inc. (the “Company”) today announced that the Company will issue Stock Acquisition Rights (“SARs”) in early June 2013.

The Exercise Price of the SARs will be one (1) yen per share and they will be granted to directors, executive officers and employees of the Company and its subsidiaries.

The SARs will be issued as deferred compensation to grantees and are restricted from being exercised for approximately one year up to five years from the issuance resolution date.

The number of SARs is estimated to be approximately 220 thousand units (22 million shares equivalent).

The number and detailed terms and conditions of the SARs will be determined at a meeting of the Company’s Executive Management Board1 scheduled for the middle of May 2013 and will be announced immediately thereafter.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is a leading financial services group and the preeminent Asia-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura has a unique understanding of Asia that enables the company to make a difference for clients through three business divisions: retail, asset management, and wholesale (global markets and investment banking). For further information about Nomura, please visit www.nomura.com.

[1]

The Executive Management Board consists of the Group CEO (Representative Executive Officer), the Group COO (Representative Executive Officer), Division CEOs, and any other executive officers nominated by the Group CEO, and via Board of Directors resolutions decides important business matters including the issuance of SARs. Moreover, the grant of SARs to directors and executive officers of the Company is in accordance with decisions made by the Compensation Committee.

Nomura Approves Share Buyback Program

Tokyo, April 26, 2013—Nomura Holdings, Inc. today announced that its Board of Directors approved a resolution to set up a share buyback program, pursuant to the company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act of Japan.

The share buyback program will run from May 8, 2013, to May 31, 2013, and have an upper limit of 40 million shares of Nomura Holdings common stock. This translates to a maximum of 35 billion yen and represents 1.1 percent of outstanding shares. The shares will be purchased on the stock exchange via a trust bank.

Nomura plans to use the acquired treasury stock to issue shares upon the exercise of stock options (stock acquisition rights).

As of March 31, 2013, Nomura Holdings had 3,822,562,601 outstanding shares including 111,602,349 shares as treasury stock.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is a leading financial services group and the preeminent Asia-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura has a unique understanding of Asia that enables the company to make a difference for clients through three business divisions: retail, asset management, and wholesale (global markets and investment banking). For further information about Nomura, please visit www.nomura.com.